Exhibit (a)(2)(C)

June 20, 2013

Dear Stockholder:

I am writing to you on behalf of the board of directors of MPG Office Trust, Inc. (the “Company”).

As you may now be aware, Brookfield DTLA Inc. (“DTLA Inc.” or the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws of Canada (“BPO”), has made a tender offer (the “Offer”) to you and your fellow stockholders to purchase your 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Company Preferred Stock”). The Purchaser is offering holders of Company Preferred Stock a price of $25.00 per share (the “Offer Price”), in cash, without interest and less any required withholding tax. BPO has guaranteed payment of the Offer Price. You may have recently received materials from the Purchaser about its Offer and may also have seen that information filed by the Purchaser on a Schedule TO-T with the Securities and Exchange Commission (the “SEC”) on June 14, 2013. The Offer is made in connection with the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA Holdings LLC, a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013) (“Brookfield DTLA”), Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation (“REIT Merger Sub”), Brookfield DTLA Fund Properties LLC, a Maryland limited liability company, the Company and MPG Office, L.P., a Maryland limited partnership (the “Partnership”).

The Merger Agreement provides for the merger of the Company with and into REIT Merger Sub (the “REIT Merger”) and the merger of Partnership Merger Sub with and into the Partnership (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). Unless the Offer is terminated, the Mergers will occur subsequent to the consummation of the Offer. Upon completion of the REIT Merger, each outstanding share of Company Preferred Stock will automatically, and without a vote by holders of Company Preferred Stock, be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock of Sub REIT (“Sub REIT Preferred Stock”), which will have rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. Accordingly, any shares of Company Preferred Stock that you hold and do not tender pursuant to the Offer will be converted into an equal number of shares of Sub REIT Preferred Stock. The Sub REIT Preferred Stock will be issued by Sub REIT, an entity affiliated with BPO. However, BPO is not an obligor of, and is not required to provide credit support for, the Sub REIT Preferred Stock.

Additionally, on June 12, 2013, Sub REIT filed with the SEC a registration statement on Form S-4 (the “Form S-4”) relating to the issuance of Sub REIT Preferred Stock in the REIT Merger to holders of Company Preferred Stock who do not tender their Company Preferred Stock in the Offer. According to the Form S-4, after the closing of the Mergers, BPO intends to cause Sub REIT and its subsidiaries to contribute the Company’s properties to a new entity, Brookfield DTLA Fund Properties II LLC (“New OP”), which will be a new holding company that will also hold interests in Brookfield DTLA Fund Properties III LLC (“DTLA OP”). DTLA OP will also own three BPO properties: Bank of America Tower, Ernst & Young Plaza and 7th and Figueroa. As a result, shares of Sub REIT Preferred Stock effectively will be an investment in a corporation that holds a partnership that will be formed by BPO after the Mergers and that will hold both Company and BPO properties. The Form S-4 contains information that is relevant to an investment in Sub REIT Preferred Stock, including detailed information about the proposed structure of Sub REIT and its subsidiaries, historical and pro forma financial statements, disclosure regarding risks of an investment in Sub REIT Preferred Stock and additional information about the people who will become executive officers and directors of Sub REIT after the closing of the REIT Merger. We urge you to review the Form S-4 in its entirety.

The Company is required by rules of the SEC to inform you of its position, if any, with respect to the Offer.

The Company’s board of directors has decided to remain neutral as to the Offer and is expressing no opinion as to whether you should accept or reject the Offer. However, the Company’s board of directors believes that you should carefully consider the following information in making your decision on whether or not to accept the Offer.

Potential Reasons to Tender Your Company Preferred Stock in the Offer

•	The Offer provides holders of Company Preferred Stock the opportunity to immediately realize consideration for their Company Preferred Stock that is liquid and certain.

•
The Offer Price represents a 4.69% and 14.89% premium to the volume weighted average price of the Company Preferred Stock on the New York Stock Exchange (“NYSE”) for the six-month and one‑year periods, respectively, prior to April 24, 2013, the date the Merger Agreement was signed.

•	Prior to March 11, 2013, it had been more than five years since the Company Preferred Stock had traded at a price equal to or greater than the Offer Price.

•
There can be no assurance that the total future return on your investment in Company Preferred Stock will exceed the Offer Price, whether on an absolute or present value basis. In particular, the Company notes the following:

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The Company suspended payment of dividends on the Company Preferred Stock in the fourth quarter of 2008, and does not anticipate resuming the payment of dividends on the Company Preferred Stock in the near future;

◦	Dividends on the Company Preferred Stock cumulate, but there is no compounding of accrued and unpaid dividends; and

◦	The Company Preferred Stock is perpetual and there can be no assurance when, if ever, the Company Preferred Stock might be redeemed by the Company or the Company might be liquidated.

•	If you do not tender your shares of Company Preferred Stock into the Offer and the REIT Merger is not consummated, you will remain subject to significant risks, including:

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The Company’s cash generated from operations is currently insufficient to cover operating costs, resulting in a “negative cash burn.” The Company expects this trend to continue for the foreseeable future;

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The Company’s significant cash needs may require it to raise additional debt or equity financing, and any such financing likely would be contractually or structurally senior to the Company Preferred Stock or result in substantial dilution to the Company Preferred Stock;

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The Company historically has lost significant executives and employees due to its financial and operational difficulties, and the loss of key executives and employees could continue or accelerate in the future;

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The Downtown Los Angeles market is currently characterized by challenging leasing conditions, including limited numbers of new tenants coming into the market, and the downsizing of large tenants in the market such as accounting firms, banks and law firms;

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The Company’s leasing activity has been and likely will continue to be impacted by increased competition for tenants in the Downtown Los Angeles market, including aggressive attempts by competing landlords to fill large vacancies by providing tenants with lower rental rates, increasing amounts of free rent and larger allowances for tenant improvements;

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The market perception that the Company is in financial difficulty could lead prospective tenants not to enter into new leases with us or current tenants not to renew their existing leases with us, or could result in more onerous demands by prospective tenants (or current tenants with respect to renewals) relating to collateralization of tenant improvement allowances and leasing commissions and demands by lenders that the Company establish reserves for such expenditures that are much larger than in the past;

◦	The Company’s assets may require substantial capital expenditures in future years that may be difficult for the Company to finance; and

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Certain environmental risks, discussed further below, which Brookfield DTLA has agreed to assume as part of the Merger Agreement but to which the Company will remain subject if the REIT Merger is not consummated.

•
If you do not tender your shares of Company Preferred Stock into the Offer and the REIT Merger is consummated, your shares of Company Preferred Stock will be converted into an equal number of shares of Sub REIT Preferred Stock, which will be subject to significant risks, including:

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According to the Form S-4, an affiliate of BPO has committed to provide financing to New OP after the closing of the Mergers. If this financing commitment is funded, that BPO affiliate would be entitled to a preferred return from New OP that is senior as to both dividends and return of capital to the other limited liability company interests (including Sub REIT’s indirect interest) in New OP;

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In the Form S-4, Sub REIT has indicated that, absent property sales, cash flows from New OP may be insufficient to permit Sub REIT to pay dividends to holders of Sub REIT Preferred Stock, including accrued and unpaid dividends, for a period of at least five years. In addition, neither New OP nor Sub REIT will be obligated to declare or pay dividends or distributions;

◦	Sub REIT Preferred Stock will have substantially the same terms as the Company Preferred Stock; accordingly, it will remain subject to significant risks, including that:

•	The Sub REIT Preferred Stock is perpetual and there can be no assurance when, if ever, the Sub REIT Preferred Stock might be redeemed by Sub REIT or Sub REIT might be liquidated;

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The terms of the Sub REIT Preferred Stock will expressly permit Sub REIT to undertake a sale transaction in which the Sub REIT Preferred Stock remains outstanding, without a vote of the holders of Sub REIT Preferred Stock;

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The terms of the Sub REIT Preferred Stock will not prohibit Sub REIT from incurring indebtedness, issuing parity preferred stock of Sub REIT that may have a dividend rate substantially in excess of that of the Sub REIT Preferred Stock, or from causing its subsidiaries to incur indebtedness or issue equity interests that may be senior to Sub REIT’s direct and indirect interests in its subsidiaries; and

•
At any time when there are no accrued and unpaid dividends on the Sub REIT Preferred Stock, there is no restriction on the ability of Sub REIT to pay dividends on its common stock or other securities junior to the Sub REIT Preferred Stock.

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Your receipt of Sub REIT Preferred Stock in exchange for Company Preferred Stock in the REIT Merger will be taxable to you, but you will not receive any cash in connection with such exchange in the REIT Merger. You may be unable to sell the shares of Sub REIT Preferred Stock you receive in the REIT Merger in order to pay any tax that may be due as a result of such exchange, or the sales proceeds may be less than the amount of your tax liability. In addition, as described in the S-4, there is a risk that holders of Sub REIT Preferred Stock may be deemed to receive taxable distributions for U.S. federal income tax purposes, even if they do not receive a corresponding cash distribution;

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The Company’s cash generated from operations is currently insufficient to cover operating costs, resulting in a “negative cash burn” and you cannot be assured that this trend will change after consummation of the Mergers;

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Although Sub REIT is expected to be a public reporting company when the Sub REIT Preferred Stock is issued, in the Form S-4, Sub REIT has indicated that it intends to take steps to cease to be a public reporting company as soon as it meets applicable requirements under federal securities laws. The terms of the Sub REIT Preferred Stock do not require Sub REIT to provide holders of Sub REIT Preferred Stock or prospective buyers of Sub REIT Preferred Stock with any financial or operating information about Sub REIT and, accordingly, you may receive significantly less information, and less timely information, relevant to your investment in Sub REIT Preferred Stock than you receive today with respect to the Company, which may make it more difficult for you to make informed and timely investment decisions regarding your Sub REIT Preferred Stock;

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Although the Sub REIT Preferred Stock may be listed on a national securities exchange when first issued, in the Form S-4, Sub REIT has indicated that it may seek to delist the Sub REIT Preferred Stock in the future, provided the requirements for such delisting are met. Accordingly, it may become substantially more difficult to sell your shares of Sub REIT Preferred Stock than it is to sell shares of Company Preferred Stock today. In addition, if the Sub REIT Preferred Stock is not listed, certain types of institutional investors may be not be permitted to, or may be less likely to, buy or hold Sub REIT Preferred Stock;

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Operating the Company’s properties is likely to require significant future cash investments, and whether those investments are made by BPO or its affiliates (through the financing commitment discussed above or otherwise) or by third parties, the terms of any such financing may adversely impact the value of the Sub REIT Preferred Stock;

◦	Sub REIT will face the same market and leasing risks in Downtown Los Angeles as would face the Company if the Mergers are not consummated;

◦	Sub REIT’s assets may require substantial capital expenditures in future years; and

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Certain environmental risks, discussed further below, which Brookfield DTLA has agreed to assume as part of the Merger Agreement, and to which you will remain subject if you receive Sub REIT Preferred Stock.

•
As part of its due diligence on the Company, BPO conducted environmental tests at certain of the Company’s Downtown Los Angeles properties for a widely used commercial building material that could potentially contain asbestos. BPO has informed the Company that, during the initial stages of that testing, it had found this building material in certain of the Company’s buildings, that it had not conducted further testing to determine if this building material that was found in the Company’s buildings actually contained any asbestos, and that it was prepared to cease testing for this building material and accept potential environmental risks as part of the negotiation of the final terms of the Merger Agreement. Accordingly, if the REIT Merger is not consummated, or if instead the REIT Merger is consummated and you receive Sub REIT Preferred Stock as a result of the REIT Merger, you will remain subject to these environmental risks, among others.

•
The market for shares of Company Preferred Stock historically has been thinly traded, and therefore has been susceptible to significant price volatility in response to trading activity. As a result, it may be difficult for holders of Company Preferred Stock to sell significant numbers of shares without adversely affecting, perhaps substantially, the trading price of the Company Preferred Stock. By contrast, the Offer Price is a fixed $25.00 per share, and subject to the conditions of the Offer, cannot be reduced without the Company’s consent. Accordingly, the Offer provides holders of Company Preferred Stock the opportunity to sell all their shares of Company Preferred Stock in a single, efficient cash transaction.

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The Merger Agreement resulted from a third-party solicitation and negotiation process lasting more than eight months, during which more than 90 potential bidders were contacted, of which 26 executed confidentiality agreements, 12 participated in property tours of the Company’s assets and four submitted preliminary bids.

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If the transactions contemplated by the Merger Agreement are not consummated, the Company may seek to effect a sale transaction with other potential buyers. The terms of any such transaction may be substantially worse for holders of Company Preferred Stock than the transactions contemplated by the Offer and the Merger Agreement. In particular, the Company notes the following:

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The terms of the Company Preferred Stock expressly permit the Company to undertake a sale transaction in which the Company Preferred Stock remains outstanding, without a vote of the holders of Company Preferred Stock;

◦	The terms of the Company Preferred Stock do not require the Company remain a public reporting company or to ensure that the Company Preferred Stock remains listed on a securities exchange; and

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The terms of the Company Preferred Stock do not prohibit the Company from incurring indebtedness, issuing parity preferred stock of the Company that may have a dividend rate substantially in excess of that of the Company Preferred Stock, or from causing its operating partnership subsidiary to incur indebtedness or issue equity interests that may be senior to the Series A preferred partnership interests.

•	The Offer is not subject to a financing condition or upon any minimum number of shares being tendered.

•	Payment of the Offer Price has been guaranteed by BPO, an entity with strong credit.

Potential Reasons Not to Tender Your Company Preferred Stock in the Offer

•
The Offer Price represents a 6% discount to the trading price of the Company Preferred Stock on the NYSE as of June 14, 2013, the date the Purchaser filed its Schedule TO-T with the SEC. The Offer Price also represents a 7.4% discount to the trading price of the Company Preferred Stock on the NYSE as of April 24, 2013, the date that the Merger Agreement was signed, and a 1.50% and 7.34% discount to the three- and one-month, respectively, volume weighted average price of the Company Preferred Stock as of that date.

•	If the Company were to liquidate all of its assets in the near-term, holders of Company Preferred Stock could receive dividends and distributions in excess of the Offer Price.

•	The Offer is conditioned on, among other things, the consummation of the Mergers, which cannot be assured.

•
If you tender your Company Preferred Stock and the Offer is consummated, you will not have the opportunity to participate in any potential future appreciation in the value of the Sub REIT Preferred Stock.

•
According to the Form S-4, Sub REIT, through its investment in New OP, will have an indirect interest in DTLA OP, an entity that will own three BPO properties: Bank of America Tower, Ernst & Young Plaza, and 7th and Figueroa. Although New OP’s interest in DTLA OP will be junior to a senior participating preferred interest in DTLA OP that will be held by an affiliate of BPO, New OP’s interest in DTLA OP may provide economic support for the Sub REIT Preferred Stock.

•
If you do not tender your Company Preferred Stock into the Offer and the REIT Merger is consummated, your Company Preferred Stock will be converted into an equal number of shares of Sub REIT Preferred Stock. The terms of the Sub REIT Preferred Stock provide that all accrued but unpaid dividends on Company Preferred Stock that is not tendered in the Offer will be treated as if accrued but unpaid by Sub REIT with respect to such shares of Sub REIT Series A Preferred Stock. By contrast, Company Preferred Stock that is tendered and accepted for payment in the Offer will receive the Offer Price, but will not receive any accrued and unpaid dividends on that stock. Accrued and unpaid dividends on Company Preferred Stock were approximately $8.58 per share as of April 30, 2013.

On June 20, 2013, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC in response to the Offer. The 14D-9 contains certain information about: (a) the Company; (b) the Purchaser; (c) actual or potential conflicts of interest; and (d) additional information regarding the Offer. A copy of the 14D-9 is enclosed with this letter. The 14D-9 is also available on our web site at www.mpgoffice.com under “Investor Relations—SEC Filings” or at www.sec.gov.

You are urged to carefully read the 14D-9 and all of the materials sent to you by the Purchaser, and to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for liquidity, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) any other factors you determine are relevant to your decision. We also urge you to consult your financial advisor prior to tendering your Company Preferred Stock.

Please note that any tendering of your Company Preferred Stock is voluntary and you are not required to respond to the Purchaser if you do not plan on accepting the terms of the Offer. If you have already tendered your shares of Company Preferred Stock to the Purchaser, you still have the right to withdraw them by providing written notice to the Purchaser prior to the expiration of the Offer. According to the Purchaser’s offer materials, the Offer will expire at 12:00 midnight, New York City time, at the end of July 12, 2013.

The Company does not in any way endorse the Offer or the Purchaser’s offer materials.

If you have any questions regarding the foregoing, please do not hesitate to contact our Investor Relations Department at (213) 626-3300.

Sincerely,

David L. Weinstein
President and Chief Executive Officer